August 7, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Pan American Silver Corp.
Form 40-F for the Fiscal Year Ended December 31, 201
Filed March 28, 2014
File No. 0-13727

Dear Ms. Jenkins,

Set forth below are the responses of Pan American Silver Corp., a corporation organized under the laws of British Columbia, Canada (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 25, 2014 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2013, filed with the Commission on March 28, 2014 via EDGAR.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in italics type to precede each of the Company's responses.

Response to question 1

 Form 40-F for the Year Ended December 31, 2013
General

1.	Please revise the Current Fiscal Year End field in the Company Data section of EDGAR to reflect your correct fiscal year end

The information about the Company contained Company Data section of EDGAR has been updated as requested.

Exhibit 1.3 – Consolidated Financial statements and Notes
2. Summary of Significant Accounting Policies
Exploration and Evaluation Expenditures, page 14

Response to question 2

2.
It appears there has been a change in your accounting policy for expenditures being transferred to mining properties from “once the work completed to date supports the future development of the property and such development receives appropriate approvals” to “once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property”. Please provide us with a detailed discussion of the impact if any, of your financial statements as a result of the change in the accounting policy.

The modification to the wording in the Company’s aforementioned accounting policy was in response to the Commission’s letter dated July 11, 2013 and is a clarification of how our existing accounting policy applies paragraph 17 of IFRS 6.  As such, there has been no change to the accounting policy, and therefore no impact to accounting or the financial statements, other than the clarification to the policy description.  Please refer to our response to question 3 in the Company’s letter dated July 24, 2013.

Response to question 3

3.
Please expand your disclosure in future filings to address how you determine when technical feasibility and commercial viability are demonstrable (i.e. what factors do you consider for demonstrating technical feasibility and commercial viability) and whether there is any correlation to establishing reserves. Refer to paragraph 5(b) and 17 of IFRS 6. Please provide us with a sample of your proposed future disclosure.

Paragraphs 5(b) and 17 of IFRS 6 require that exploration and evaluation assets be tested for impairment and reclassified once technical feasibility and commercial viability have been demonstrated.

In making a determination as to the technical feasibility and commercial viability of a project, the Company will consider any technical reports and evaluations prepared in the connection with the project, particularly any pre-feasibility or feasibility studies.  In the case of pre-feasibility and feasibility studies, in addition to providing comprehensive technical information on which to assess whether a project is technically viable, the reports may also provide an indication as to whether the project could be commercially viable.  The establishment of mineral reserves is also informative as, under the definitions of the Canadian Institute of Mining and Metallurgy, a mineral reserve is the economically mineable part of a mineral resource and is the basis of an economically viable project.

However, while the conclusions of any technical reports on the project and the existence of mineral reserves are important considerations when assessing the technical feasibility and commercial viability of a project, they are not the sole basis on which projects are evaluated.  In order to determine the technical feasibility and commercial viability of a project for the Company, the Company considers and evaluates many factors.  Such factors may include, but are not limited to, the technical requirements and economic feasibility of the project as determined in applicable technical reports, the level of ownership or participation of the Company in the project, the quantity and quality of reserves and resources, the volume and grade of the deposit, the anticipated mine plan and processing methods, any mine optimization plans and opportunities, the capital requirements of the project and the available methods of funding such capital requirements, the risks associated with the project and the Company’s risk tolerances, any anticipated future exploration and development opportunities, the anticipated returns on investment and the Company’s desired level of economic return, the receipt, or likelihood of receipt, of appropriate development approvals and permits, and the status of political, economic and labour conditions at the local, state and international level, as applicable to the project.

Considering the foregoing, the evaluation and determination of a project’s technical feasibility and its commercial viability to the Company is primarily a quantitative and qualitative assessment, but also takes into account contextual, and sometimes more subjective, considerations such as the Company’s capabilities, risk tolerances and project return profile.  As such, we believe that technical feasibility and commercial viability become demonstrable after the completion of the exploration and evaluation activities that the Company considers relevant and necessary, and once a managerial evaluation has been concluded that supports the future development of a particular project.

In order to further clarify our accounting policy on Exploration and Evaluation Expenditures with paragraphs 5(b) and 17 of IFRS 6 in mind, we propose to make the following changes to our existing policy, in future filings beginning with our 2014 Annual Report on Form 40-F, to read as follows:

Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property. In order to demonstrate technical feasibility and commercial viability, the Company evaluates the individual project and its established mineral reserves, assesses the relevant findings and conclusions from the Company’s activities and in applicable technical or other studies relating to the project, and considers whether and how any additional factors and circumstances might impact the project, particularly in light of the Company’s capabilities, risk tolerance and desired economic returns.  The Company conducts its managerial evaluation for commercial viability by assessing the factors it considers relevant to the commercial development of the project, taking into consideration the exploration and technical evaluation activities and work undertaken in relation to the project.  If the asset demonstrates technical feasibility and commercial viability, the asset is reclassified to mineral property, plant and equipment.  Assessment for impairment is conducted before reclassification.

We hope the above adequately responds to the Staff’s Comment Letter. Furthermore, in connection with this letter, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its Form 40-F filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 40-F filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions or comments.
Yours truly,

PAN AMERICAN SILVER CORP.

/s/ Rob Doyle
Rob Doyle
Chief Financial Officer